Washington, D.C. 20549




                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                               For May 31, 2005



                         Andina Bottling Company, Inc.
              ---------------------------------------------------
                (Translation of registrant's name into English)


                          Avenida Andres Bello 2687
                             Piso 20, Las Condes
                                   Santiago
                                    Chile
              ---------------------------------------------------
                   (Address of principal executive offices)

                           Form 20-F X Form 40-F ___



     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                Yes [ ] No [X]

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K


TABLE OF CONTENTS

1. Announcement of Consolidated Financial Statements ended December 31, 2004.

EMBOTELLADORA ANDINA S.A.





                                  SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                  EMBOTELLADORA ANDINA S.A.


                                  By: /s/ Osvaldo Garay
                                     -------------------------
                                     Osvaldo Garay
                                     Chief Financial Officer

Dated: May 31, 2005